UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68249 / November 16, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-15097

In the Matter of	**ORDER INSTITUTING PROCEEDINGS,**
	MAKING FINDINGS, AND REVOKING
Wonder Auto Technology, Inc.,	**REGISTRATION OF SECURITIES PURSUANT**
	TO SECTION 12(j) OF THE SECURITIES
Respondent.	**EXCHANGE ACT OF 1934**

I.

        The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Wonder Auto Technology, Inc. ("Wonder Auto" or "Respondent").

II.

        In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

1.   Wonder Auto, a Nevada corporation, is headquartered in Jinzhou City, Liaoning Province, in the People's Republic of China. The company operates primarily in China through various subsidiaries, and reports that it designs, develops, manufactures and markets automotive electrical parts, safety and suspension products, and engine components. Wonder Auto's securities are registered pursuant to Section 12(g) of the Exchange Act and quoted on OTC Link under the symbol "WATG.PK."

2.   Wonder Auto has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder while its common stock was registered with the Commission because it is delinquent in filing its required periodic reports. Wonder Auto filed its last annual report on Form 10-K for the year ended December 31, 2009 on March 15, 2010, and its last quarterly report on Form 10-Q for the quarter ended September 30, 2010 on November 9, 2010. Wonder Auto has not filed two annual reports for the years ended December 31, 2010 and December 31, 2011, and has not filed five quarterly reports for the quarters ended March 31, 2011, June 30, 2011, September 30, 2011, March 31, 2012, and June 30, 2012.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[1]   The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary